

February 22, 2024

Scott Strazik
Chief Executive Officer
GE Vernova LLC
58 Charles Street
Cambridge, MA 02141

> **Re: GE Vernova LLC**
> **Registration Statement on Form 10-12B**
> **Filed February 15, 2024**
> **File No. 001-41966**

Dear Scott Strazik:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 74

1. Refer to the description of pro forma adjustment (a). Disclose whether you expect the net cash contribution from GE to be in the range of $2.0 billion, as we note this is the difference between your historical cash balance and the pro forma cash balance. Also, regarding the planned sale of a portion of your Steam business to EDF, disclose whether or not this will be treated as discontinued operations and whether you expect a material gain or loss from the sale. To the extent this is not a strategic shift in your business operations, so state, as we note this appears to be the sale of your nuclear steam turbine business that is included in the category of Steam Power within your Power reportable segment.

Exhibits

2.   We note references to various pension plans and to a $3.0 billion committed credit facility and $3.0 billion committed trade finance agreement into which you intend to enter. Please file these as exhibits to your registration statement, or provide your analysis as to why you believe these are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christodoulos Kaoutzanis